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                               February 11, 1998




Securities and Exchange Commission
Washington, D.C. 20549

     Re:  ONTRO, INC. REGISTRATION STATEMENT ON FORM 8-A;
          COMMISSION FILE NO. 1. 000-23509

Ladies and Gentlemen

     On behalf of the Registrant, we respectfully request to withdraw the Form 8-A Registration Statement filed on its behalf pursuant to Section 12(g) of the Securities Exchange Act of 1934 on December 16, 1997. The Registrant intends to re-file a Form 8-A Registration Statement pursuant to
Section 12(g) upon revision of its pending Registration Statement under the Securities Act of 1933.

     Please contact me with any comments, questions or concerns.


                                        Very truly yours,

                                        /s/ David A. Fisher
                                        -------------------
                                        David A. Fisher